SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

EXTRACT OF THE MINUTES OF THE 832ND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

On April 25, 2019, at 9:00 a.m., the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company") met at the company's central office located at Rua da Quitanda nº 196, 25th floor, Centro, Rio de Janeiro - RJ, to proceed with the 832nd meeting, as convened by the Chairman of the Board of Directors, by means of electronic correspondence, on April 17, 2019, in accordance with the Internal Regulation of the body. The chairman of the meeting was the Director JOSÉ GUIMARÃES MONFORTE. The other participants in this stage of the meeting were the Board members WILSON FERREIRA JR., EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA, ARIOSTO ANTUNES CULAU, CARLOS EDUARDO RODRIGUES PEREIRA, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL and WALTER BAÈRE DE ARAUJO FILHO, the latter under item 8.6.1.1 of the Internal Regulation. The Director MANOEL ARLINDO ZARONI TORRES justified his absence. DECISION: DEL-089/2019. (i) Approval of the 2nd (second) issuance ("Issuance") by the Company of simple debentures, non-convertible into shares, unsecured, in four series, in the amount of up to R$5,000,000,000.00 (five billion reais) ("Debentures"), to be distributed through a public offer with restricted placement efforts, pursuant to Law No. 6,385, dated December 7, 1976, as amended ("Securities Market Law"), CVM Instruction No. 476 of January 16, 2009, as amended ("CVM Instruction 476"), and other applicable legal and regulatory provisions, under the system of a firm guarantee of placement and best efforts ("Offer"), as well as its terms and conditions, as set forth in Article 59 of Law 6,404, of December 15, 1976, as applicable ("Corporation Law"), and in Article 36, XII, of the Company's Bylaws; (ii) approval of the required instruments to the performance of the Issuance and the Offer, which are: (a) the Debentures Issuance Indenture ("Issuance Indenture") and the respective amendment to reflect the results of the Collection of Investment Intentions (as defined below), independent of new deliberations of the Board of Directors, as well as others amendments that might become necessary, observing the limits set forth hereby, and (b) the Distribution Agreement (as defined below) and eventual amendments that may be necessary; (iii) grant of powers to the Company's Board of Executive Officers to take all the measures and sign all the documents required in the performance of the Issuance and the Offer; and (iv) the ratification of the engagement of the authorized financial institution to operate in the capital markets to perform the offering of the Debentures according to the scope of the Offer ("Lead Manager"), including the execution of the first amendment to the services provision agreement entered into by the Company and Banco Santander (Brasil) S.A. on March 1, 2019, and for the engagement of the other services providers, such as the fiduciary agent ("Fiduciary Agent"), representing the Debenture holders ("Debenture Holders"), the bookkeeping agent, the settlement bank, the rating agencies to classify the risk of the Debenture, B3 ("B3", which refers to B3 S.A. – Brasil, Bolsa, Balcão ou à B3 S.A. – Brasil, Bolsa, Balcão – Segmento CETIP UTVM, as applicable) the legal advisers, among others; Decision: items (i), (ii), (iii) and (iv) of the Deliberations were unanimously approved by the Directors in attendance, approving the Issuance and the Offer, which will have the following characteristics and main conditions, which will be described and regulated by the Issuance Indenture, (a) Allocation of Resources: the net resources obtained by the Company through the Issuance of the Debentures with No Incentives (as defined below) will be used exclusively to refinance the Company's liabilities and the remaining amount, if any, will be used to increase the Company's cash flow in the ordinary course of business of the Company. The net funds raised by the Company through the Issuance of the Debentures with Incentives (as defined below), pursuant to article 2, paragraph 1, of Law 12,431, Decree No. 8,874, and Resolution of the National Monetary Council ("CMN") No. 3,947, dated January 27, 2011 ("CMN Resolution 3,947"), will be used exclusively for future payments or reimbursement of expenses, costs or debts related to the implementation of (i) the Angra 3 Thermonuclear Plant, with 1,405 MW of installed capacity and 1,214.2 MW of assured energy, registered with the Single Generation Development Code - CEG - UTN.UR.RJ.030150-7.01. Decree No. 75,870 of June 13, 1975 and Resolution CNPE No. 3, dated June 25, 2007, owned by Eletrobras Eletronuclear, which occurred in a term equal to or less than twenty-four (24) months counted from the closing date of the Offer, as detailed in the Issuance Indenture and (ii) the Belo Monte Hydroelectric Plant pursuant to Concession Agreement No. 001/2010, entered into between Norte Energia S/A and the Federal Government, through the Electric Energy National Agency - ANEEL, in August 26, 2010, with an installed capacity of 11,233.1 MW and an average amount of power generation of 4,571 MW, as subsequently added, which occurred in a term equal to or less than twenty-four (24) months as of the date of the closing of the Offer, as detailed in the Issuance Indenture. (b) Issuance Number: The Debentures represent the Company's 2nd (second) issuance of debentures. (c) Total Issuance Amount: The total amount of the Issuance is up to R$5,000,000,000.00 (five billion reais), on the Issuance Date (as defined below), subject to the possibility of partial distribution of the Debentures as provided below, so that the Total Value of the Issuance may be adjusted by means of an addition to the Issuance Indenture, taking into account the result of the Intentional Collection Procedure ("Total Issuance Amount"). (d) Unit Face Value: The unit face value of the Debentures shall be R$1,000.00 (one thousand reais), on the Issuance Date ("Unit Face Value"). (e) Number of Debentures: Up to 5,000,000 (five million) Debentures ("Number of Debentures") will be issued, up to: (i) 1,100,000 (one million and one hundred thousand) Debentures of the first series (the "First Series Debentures"); (ii) 2,200,000 (two million and two hundred thousand) Debentures of the second series (the "Second Series Debentures"); (iii) 1,000,000 (one million) Debentures of the third series (the "Third Series Debentures", these, together with the First Series Debentures and the Second Series Debentures, the "Debentures with No Incentives"); and (iv) 700,000 (seven hundred thousand) Debentures of the fourth series (the "Fourth Series Debentures" or "Debentures with Incentives"), observing the possibility of partial distribution as provided below, considering that the final Number of Debentures will be recognized in the Collection of Investment Intention (as defined below). (f) Series: The Issuance shall be carried out in four (4) series, subject to the provisions of item (e) above. (g) Convertibility, Type and Form: The Debentures shall be simple, that is, not convertible into shares issued by the Company. The Debentures shall be in book-entry form and registered, without the issuing of vouchers or certificates. (h) Type: The Debentures shall be unsecured, pursuant to article 58, caput, of the Corporate Law. (i) Proof of Entitlement: The Company will not issue Debenture certificates. For all legal purposes, the ownership of the Debentures will be evidenced by the deposit account statement issued by the bookkeeping financial institution in which the names of the respective Debenture Holders will be registered. Additionally, with respect to the Debentures that are electronically under custody with B3, the account statement issued by B3, in the name of the Debenture holder, will be recognized as proof of ownership of the Debentures. (j) Issuance Date: For all legal purposes and effects, the Issuance Date shall be April 25, 2019 ("Issuance Date"). (k) Term and Maturity Date: Except for certain situations such as the optional acquisition of the whole, and consequent cancellation of the Debentures, provided that it is permitted by the current legislation, the early redemption of all Debentures, the early maturity of the obligations arising from the Debentures, under the terms and as described in the Issuance Indenture, in which case the Company undertakes to proceed with the payment of the Debentures, as provided in the Issuance Indenture, as the case may be, the maturity date: (i) of the First Series Debentures will be three (3) years, counted from the Issuance Date, maturing on April 25, 2022 ("First Series Maturity Date"); (ii) of the Second Series Debentures (as defined below) will be 5 (five) years as of the Issuance Date, maturing on April 25, 2024 ("Second Series Maturity Date"); (iii) the Third Series Debentures (as defined below) will be 7 (seven) years as of the Issuance Date, maturing on April 25, 2026 ("Third Series Maturity Date"); and (iv) of the Fourth Series Debentures shall be 10 (ten) years and 20 (twenty) days, counted from the Issuance Date, maturing on May 15, 2029 ("Fourth Series Maturity Date" and, when mentioned together with the First Series Maturity Date, the Second Series Maturity Date and the Third Series Maturity Date, the "Maturity Date(s)"). (l) Collection of Investment Intentions: The procedure for collecting investment intentions, without receiving reservations, without minimum or maximum lots ("Collection Procedure"), will be organized by the Lead Manager, to verify, with the Professional Investors (as defined below), the demand for the Debentures, in order to define the final rate of Remuneration Interest on the Debentures with Incentives, the Number of Debentures and, consequently, the Total Issuance Amount, and the Issuance Indenture shall be added in order to ratify the result of the Collection Procedure. (m) Amortization of the Unit Face Value: The Unit Face Value of Debentures with No Incentives will be amortized in a single installment on the respective Maturity Date ("Amortization of the Unit Face Value of Debentures with No Incentives"). The Restated Unit Face Value of the Debentures with No Incentives will be amortized in three (3) equal installments, with payments occurring on May 15, 2027, May 15, 2028 and, finally, on the Maturity Date ("Amortization of the Unit Face Value of Debentures with Incentives" and, together with the Amortization of the Unit Face Value of Debentures with No Incentives, the "Debentures Amortization"). (n) Monetary Restatement and Remuneration Interest on Debentures: First Series Debentures: Monetary Restatement of First Series Debentures: The Unit Face Value of the First Series Debentures or the balance of the Unit Face Value of the First Series Debentures, as the case may be, will not be monetarily restated. Remuneration Interest on First Series Debentures: On the Unit Face Value of the First Series Debentures or the balance of the Unit Face Value of the First Series Debentures interest shall be paid corresponding to 100.00% (one hundred percent) of the cumulative variation of the average daily rates of the Interbank Deposits-DI, expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3, in the daily information available on its website at Internet (http://www.b3.com.br) ("DI Rate"), plus a surcharge of 0.70% (zero point seventy percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Surcharge - First Series Debentures" and, together with the DI Rate, "Remuneration Interest of the First Series Debentures"), calculated exponentially and cumulatively pro rata per Business Days elapsed in the Period of the Debentures Capitalization (as defined below), according to the formula set forth in the Issuance Indenture. Second Series Debentures: Monetary Restatement of Second Series Debentures: The Unit Face Value of the Second Series Debentures or the balance of the Unit Face Value of the Second Series Debentures, as the case may be, will not be monetarily restated. Remuneration Interest on Second Series Debentures: On the Unit Face Value of the Second Series Debentures or the balance of the Unit Face Value of the Second Series Debentures, as the case may be, interest shall be paid corresponding to 100.00% (one hundred percent) of the cumulative variation of the DI Rate, plus a surcharge of 1.00% (one percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Surcharge - Second Series Debentures" and, together with the DI Rate, "Remuneration Interest of the Second Series Debentures"), calculated exponentially and cumulatively pro rata per Business Days elapsed in the Period of the Debentures Capitalization (as defined below), according to the formula set forth in the Issuance Indenture. Third Series Debentures: Monetary Restatement of the Third Series Debentures: The Unit Face Value of the Second Series Debentures or the balance of the Unit Face Value of the Second Series Debentures, as the case may be, will not be monetarily restated. Remuneration Interest on the Third Series Debentures: On the Unit Face Value of the Third Series Debentures or the balance of the Unit Face Value of the Third Series Debentures, as the case may be, interest shall be paid corresponding to 100.00% (one hundred percent) of the cumulative variation of the DI Rate, plus a surcharge of 1.20% (one point twenty percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Surcharge - Third Series Debentures" and, together with the DI Rate, "Remuneration Interest of the Third Series Debentures", and, together with the Remuneration Interest of the First Series Debentures and the Remuneration Interest of the Second Series Debentures, the "Remuneration Interest of the Debentures with No Incentives"), calculated exponentially and cumulatively pro rata per Business Days elapsed in the Period of the Debentures Capitalization (as defined below), according to the formula set forth in the Issuance Indenture. Fourth Series Debentures: Fourth Series Debentures Monetary Restatement: The Unit Face Value of the Fourth Series Debentures or the balance of the Unit Face Value of the Fourth Series Debentures, as the case may be, will be monetarily restated by the cumulative variation of the National Price Index ("IPCA"), published monthly by the Brazilian Institute of Geography and Statistics, from the date of the first payment of the Fourth Series Debentures up to the date of their effective payment ("Monetary Restatement"), being the product of the Monetary Restatement automatically incorporated to the Unit Face Value of the Fourth Series Debentures or, if applicable, the balance of the Unit Face Value of the Fourth Series Debentures ("Restated Face Value of Fourth Series Debentures"), calculated on a pro rata basis for Business Days pursuant to the terms of the Issuance Indenture. Remuneration Interest on the Fourth Series Debentures: On the Restated Face Value of the Fourth Series Debentures, fixed interest will incur, to be defined according to the Collection Procedure, corresponding to the Treasury internal rate of return IPCA + Semi-annual Interest (present denomination of the former National Treasury Notes, series B - NTN-B), due in 2028 ("NTN-B 2028"), based on the indicative rate published by ANBIMA on its Internet page (http://www.anbima.com), to be determined on the Business Day immediately prior to the date of completion of the Collection Procedure (excluding the date of completion of the Collection Procedure), exponentially increased by a maximum spread equivalent to 1.00% (one percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration Interest on the Debentures with Incentives" and, together with the Remuneration Interest on the First Series Debentures, the Remuneration Interest on the Second Series Debentures and the Remuneration Interest on the Third Series Debentures, the "Remuneration Interest"), according to the formula set forth in the Issuance Indenture. For purposes of the above item, the "Debenture Capitalization Period" is defined as the time interval starting on the First Payment Date (as defined below) of the respective series, in the case of the first Debenture Capitalization Period or on the Remuneration Interest Payment Date (as defined below) immediately preceding, in the case of the other Debenture Capitalization Periods, and ends on the Payment Date of Remuneration Interest corresponding to the period in question. Each Debenture Capitalization Period succeeds the previous one seamlessly until each Maturity Date. (o) Payment of Remuneration Interest on Debentures: Remuneration Interest shall be paid semi-annually, always on the fifteenth (15) day of May and November of each year, the first payment occurring on November 15, 2019, and, the last, on the respective Maturity Dates ("Payment Date of the Remuneration Interest of the First Series Debentures", "Payment Date of the Remuneration Interest of the Second Series

Debentures", "Payment Date of the Remuneration Interest of the Third Series Debentures" and "Payment Date of the Remuneration Interest of the Fourth Series Debentures", respectively, and when mentioned together, and generally, each of these dates, a "Remuneration Interest Payment Date"). Those who hold Debentures at the end of the Business Day immediately prior to the Remuneration Interest Payment Date will be entitled to receive the Remuneration Interest. (p) Term and Form of Subscription and Payment: The Debentures will be subscribed and paid up in cash, in local currency, upon subscription, during the term of distribution of the Debentures pursuant to Articles 7-A and 8 of CVM Instruction 476, in accordance with the settlement rules applicable to B3, at their Unit Face Value ("Subscription Price"), being considered as "Date of First Payment" the date of the first subscription and payment of the First Series Debentures, Second Series Debentures, Third Series Debentures and/or Fourth Series Debentures, as the case may be. In case of subscription and payment of the Debentures, as the case may be, on more than one date, the subscription price for the Debentures that were paid after the First Payment Date will be (i) for the Debentures with No Incentives, the Unit Face Value plus any Remuneration Interest on Debentures with No Incentives, as the case may be, calculated pro rata from the First Payment Date of the respective series up to the date of their effective payment and (ii) for the Fourth Series Debentures, the Restated Face Value of the Fourth Series Debentures plus Remuneration Interest on the Debentures with Incentives, calculated, in both cases, pro rata from the First Payment Date until the date of their effective payment. The Subscription Price may be increased by a premium or a discount on the date of payment, provided that they are offered on equal terms to investors of the same series. (q) Scheduled renegotiation: There will be no scheduled renegotiation of the Debentures. (r) Optional Early Redemption of Debentures with Incentives: The Debentures with Incentives will not be subject to optional early redemption by the Company, be it total or partial. (s) Optional Early Redemption of Debentures with No Incentives: The Debentures with No Incentives will be subject to full optional early redemption by the Company, subject to the specific conditions of each series, as the case may be, and the procedures for Optional Early Redemption of the Debentures with No Incentives described in the Deed of Issue. The amount of the Optional Early Redemption of the Debentures with No Incentives to which are owed to the holders of the Debentures of the First Series and/or the Debentures of the Second Series and/or the Debentures of the Third Series, as the case may be, upon the occasion of the Optional Early Redemption of the Debentures with No Incentives, as the case may be, shall be the Nominal Unit Value or balance of the Nominal Unit Value of the First Series Debentures and/or the Second Series Debentures and/or the Third Series Debentures, as the case may be, plus the respective Remuneration Interest, from the Date of the First Payment of the respective Series or the Remuneration Interest Payment Date immediately preceding, as the case may be, until the effective date of the early redemption ("Optional Debentures with No Incentives Redemption Date"), plus Default Charges (as defined below), if applicable, due and unpaid by the Optional Early Redemption of Debentures with No Incentives, as the case may be, plus the premium calculated under the terms of the Indenture ("Optional Early Redemption Amount of Debentures with No Incentives"). The Optional Early Redemption of the Debentures of each series will have the following main characteristics: Optional Early Redemption of First Series Debentures: First Series Debentures will be subject to full optional early redemption by the Company after twelve (12) months as of the Issue Date, i.e. as of April 25, 2020 (inclusive), upon payment of the Optional Early Redemption Amount of the Debentures with No Incentives (as defined below) ("Early Redemption of First Series Debentures"). Optional Early Redemption of Second Series Debentures: Second Series Debentures will be subject to full optional early redemption by the Company, after twenty-four (24) months as of the Issue Date, i.e. as of April 25, 2021 (inclusive), upon payment of the Optional Early Redemption Amount of Debentures with No Incentives ("Early Redemption of Second Series Debentures"). Optional Early Redemption of Third Series Debentures: Third Series Debentures will be subject to full optional early redemption by the Company, after 36 (thirty-six) months as of the Issue Date, i.e. as of April 25, 2022 (inclusive), upon payment of the Optional Early Redemption Amount of the Debentures with No Incentives ("Early Redemption of the Debentures of the Third Series" and, together with the Optional Early Redemption of the Debentures of the First Series and the Optional Early Redemption of the Debentures of the Second Series, the "Optional Early Redemption of Debentures with No Incentives"). (t) Optional Extraordinary Amortization: The Debentures with Incentives will not be subject to optional extraordinary amortization by the Company. The Debentures with No Incentives will be subject to optional extraordinary amortization by the Company in its sole discretion and provided that the extraordinary amortization is limited to ninety-eight percent (98%) of the Unit Face Value or the balance of the Nominal Unit Value of the Debentures with No Incentives, observing the specific conditions of each series, as the case may be, and the procedures for Optional Extraordinary Amortization of Debentures with No Incentives (as defined below). The value of the Optional Extraordinary Amortization of the Debentures with No Incentives to which are owed to the holders of the Debentures of the First Series and/or the Debentures of the Second Series and/or of the Debentures of the Third Series, as the case may be, upon the occasion of the Special Extraordinary Amortization of the Debentures without Incentives, as the case may be, shall be the percentage of the Unit Face Value or the Unit Face Value of the First Series Debentures and/or the Second Series Debentures and/or the Third Series Debentures, as the case may be, plus the respective Remuneration Interest, as of the date of the first payment of the respective series or the Remuneration Interest Payment Date immediately preceding, as the case may be, until the effective date of the extraordinary amortization ("Date of Extraordinary Amortization of Debentures with No Incentives"), plus Default Charges, if applicable, due and unpaid until the Date of Extraordinary Optional Amortization of Debentures with No Incentives, as the case may be, plus the premium calculated in accordance with the formula set forth in the Deed of Issue ("Optional Extraordinary Amortization Amount of Debentures with No Incentives"). The Optional Extraordinary Amortization of Debentures with No Incentives shall comply with the following conditions: Optional Extraordinary Amortization of First Series Debentures: First Series Debentures will be subject to optional extraordinary amortization by the Company, after twelve (12) months as of the Issue Date, i.e. as of April 25, 2020 (inclusive), upon payment of the Optional Extraordinary Amortization Amount of the Debentures with No Incentives (as defined below) ("Optional Extraordinary Amortization of First Series Debentures"). Special Extraordinary Amortization of the Second Series Debentures: The Debentures of the Second Series will be subject to optional extraordinary amortization by the Company, after twenty-four (24) months as of the Issue Date, i.e. as of April 25, 2021 (inclusive) upon payment of the Optional Extraordinary Amortization Amount of the Debentures with No Incentives ("Optional Extraordinary Amortization of the Debentures of the Second Series"). Optional Extraordinary Amortization of Debentures of the Third Series: The Debentures of the Third Series will be subject to optional extraordinary amortization by the Company, after 36 (thirty six) months as of the Issue Date, i.e. as of April 25, 2022 (including the Optional Extraordinary Amortization of the Debentures of the First Series and the Special Extraordinary Amortization of the Debentures of the Second Series, as well as the Special Extraordinary Amortization of the Debentures of the First Series and the Special Extraordinary Amortization of the Debentures of the Second Series, "Optional Extraordinary Amortization of Debentures with No Incentives"). (u) Early Redemption Offer: The Company may make an optional early redemption offer of the Debentures (in the case of the Debentures with Incentives, as permitted by current legislation at the time), contemplating all debentures of the respective series object of the offer to be addressed to all holders of the Debentures of the First Series and/or Second Series Debentures and/or Third Series Debentures and/or Fourth Series Debentures, as the case may be, without distinction, being assured to all holders of the Debentures of the First Series and/or the Debentures of the Second Series and/or Third Series Debentures and/or the Debentures of the Fourth Series, as the case may be, equal conditions to accept or reject, in their sole discretion, the offer of early redemption of the Debentures held by them in the respective series, subject to the terms of the Indenture and the Corporate Law and in accordance with the rules that may be issued by the CMN and other applicable regulations, including in relation to the possible minimum term between the Issue Date and the date of the early redemption offer, if any ("Early Redemption Offer"). (v) Optional Acquisition: The Company may, at its sole discretion and subject to the acceptance of the respective seller debenture holder, acquire Debentures for a value equal to or less than the Nominal Unit Value or Updated Face Value, as the case may be, which must come from the official financial statements of the Company, or for an amount higher than the Unit Face Value or Updated Face Value, as the case may be, in addition to the provisions of article 55, paragraph 3, of the Corporate Law and the following terms: (i) with reference to Debentures with No Incentives, at any time from the Issue Date; and (ii) with respect to the Debentures with Incentives, as from the 25th (twenty-fifth) month (inclusive) as of the Issue Date, i.e. as of April 25, 2021, paragraph 1, item II, of Law 12,431 and provided that the weighted average term is observed for more than four (4) years, pursuant to article 1, paragraph 1, item I, of Law 12,431. The Debentures with Incentives acquired by the Company may, at its discretion, remain in treasury or be re-placed on the market and may only be cancelled, in a form that will be regulated by the CMN and if such regulation is applicable to the Debentures with Incentives, in accordance with the provisions of Law No. 12,431. The Debentures with No Incentives acquired by the Company may, at its discretion, be cancelled, held in treasury or re-placed on the market. The Debentures acquired by the Company to be held in treasury, if and when placed in the market, will be entitled to the same amounts of Monetary Update and Remuneration Interest of the other Debentures, as applicable. (w) Acquisition Offer: In the event of a Change in Risk Event (as defined below) as a result of a Change of Control (as defined below), within the Change of Control Period (as defined below) and/or after (without the Change of Risk Event being cured until the end of the Change of Control Period) ("Acquisition Event"), the Company undertakes to make an offer to acquire the Debentures of the Debenture

Holders that opt to sell their respective Debentures for an amount equivalent to the Nominal Unit Value of the Debentures with No Incentives or the Updated Nominal Value of the Fourth Series Debentures, as applicable, plus the applicable Remuneration Interest due up to the date of acquisition of such (exclusive) Debentures, the procedures and rites provided for in the Deed of Issue (collectively, the "Acquisition Offer"). For the purposes of the Tender Offer, (i) "Change of Control" means a change in the direct or indirect control of the Company, as defined in article 116 of the Corporate Law, as a result of (a) disposal of control, including privatization of the Company, directly or indirectly and/or dilution of the current controlling shareholder's control, resulting in loss of control of the Company and/or other forms that may be provided for by law; or (b) corporate reorganization involving the Company, observing that it will not be considered a Control Change for the purposes of the Acquisition Offer, if the rating of the Issuance remains equal to AAA, with the obligation to prepare a new classification report rating after completion of the Control Change; (ii) "Risk Change Event" shall be deemed to have occurred in connection with a Change of Control: (a) during the Change of Control Period; or (b) upon completion of the Control Change; in both cases, if the Debentures rating assigned by the Risk Rating Agency is withdrawn or reduced in one or more categories by the Risk Rating Agency, in relation to the risk classification initially obtained; (iii) "Change of Control Period" means the period beginning on the date ("Announcement Date") occurring first between (A) the first public announcement by or on behalf of the Company, by any bidder, or by any advisor appointed, of the Change of Control; or (B) the date of the first Notice of Potential Change of Control, and terminates within (90) ninety days after the Announcement Date, provided that, if the Risk Rating Agency publicly announces, at any time during the period, that it has placed its Debenture rating under full or partial review as a result of the public announcement of Change of Control or Announcement of Potential Change of Control, the Change of Control Period shall be extended to the date corresponding to 60 (sixty) days after the date on which the Rating Agency assigns a new rating or reasserts the existing rating; and (iv) "Notice of Potential Change of Control" means any public announcement or declaration by the Company, of any potential or unsuccessful bidder, or any nominated advisor, related to a potential Change of Control in the short term (observing that short term should be understood as (a) a reasonably probable Change of Control, or, alternatively (b) a public statement from the Company, any potential or unsuccessful bidder or any nominated advisor, in the sense that it is intended that such Control Change occur within 180 (one hundred and eighty) days from the date of such announcement). (x) Place of Payment: The payments to which the Debentures are entitled shall be made by the Company using, as the case may be: (a) the procedures adopted by B3, for the Debentures electronically held at B3; or (b) the procedures adopted by the liquidating financial institution for the Debentures that may not be electronically held in B3 or, as the case may be, by the financial institution contracted for this purpose, or at the Company's headquarters, if applicable. (y) Default Charges: Without prejudice to the Monetary Restatement and the respective Remuneration Interest, delinquency in the payment of any amount due to the Debenture Holders, delinquent debts will be subject, from the date of default to the effective payment date, regardless of notice or notification or judicial or extrajudicial injunction, to: (i) default interest at the rate of 1% (one percent) per month on the amount due calculated pro rata; and (ii) a conventional, irreducible and non-compensatory fine of 2% (two percent) on the amount due and not paid ("Default Charges"). (z) Early Maturity: In accordance with the provisions of the Issuance Indenture, the Trustee must declare in advance all obligations arising from the Debentures and demand the immediate payment, by the Company, to the Debenture Holders, outside the scope of B3, through the settling financial institution of the Nominal Unit Value of the Debentures with No Incentives or the balance of the Unit Face Value of the Debentures with No Incentives or the Restated Face Value of the Fourth Series Debentures, as the case may be, plus the due Remuneration Interest, calculated pro rata from the First Payment Date of the respective series or the last payment date of the applicable Remuneration Interest, as the case may be, and of the Default Charges and fines, if any, incidents up to the date of their actual payment in the occurrence of any of the hypotheses set forth in the Issuance Indenture (each of these events, a "Default Event"). (aa) Placement and Distribution Procedure: The Debentures will be the object of the Offer, which will be held under a firm guarantee of placement for the amount of R$4,000,000,000.00 (four billion reais) and under best effort basis of placement for the amount of R$1,000,000,000.00 (one billion reais), to be provided by a financial institution that is part of the securities distribution system responsible for placement of the Debentures ("Lead Manager"), in accordance with the terms and conditions of the "Agreement for Coordination, Placement and Public Distribution with Restricted Efforts, under a Firm Guarantee and Best Efforts, of the 2nd (Second) Issuance of Simple Debentures, Non-Convertible into Shares, unsecured, in 4 (Four) Series, of Centrais Elétricas Brasileiras S.A. - ELETROBRAS", to be entered into between the Lead Manager and the Company ("Distribution Agreement"). The public distribution plan for the Debentures will follow the procedure described in CVM Instruction No. 476, as provided in the

Distribution Agreement. To this end, the Lead Manager may access up to 75 (seventy-five) Professional Investors (as defined below), with the possibility of subscribing or acquiring the Debentures by a maximum of 50 (fifty) Professional Investors, in accordance with article 3rd of CVM Instruction No. 476, being understood that investment funds and managed portfolios of securities whose investment decisions are made by the same manager will be considered as a single investor for the purposes of the above limits. In addition, pursuant to articles 30 and 31 of CVM Instruction No. 400, dated December 29, 2003 ("CVM Instruction No. 400") and article 5-A of CVM Instruction No. 476, the partial distribution of the Debentures will be admitted (considering as the entirety of the Debentures, in this case, the maximum possible volume of R$5,000,000,000.00 (five billion reais), pursuant to the issuance Deed), considering the placement of at least 4,000,000 (four million) of Debentures ("Minimum Amount of Issuance"), equivalent to R$4,000,000,000.00 (four billion reais), of which: (i) R$300,000,000.00 (three hundred million reais) for the First Series Debentures; (ii) R$2,200,000,000.00 (two billion and two hundred million reais) for the Second Series Debentures; (iii) R$1,000,000,000.00 (one billion reais) for the Third Series Debentures; and (iv) R$500,000,000.00 (five hundred million reais) for the Fourth Series Debentures, observing that the total amount of the Restricted Offer will be defined in the Intentional Collection Procedure. After the Intentional Collection Procedure, Debentures effectively issued and not distributed to investors will be subscribed and paid in by the Lead Manager up to the amount of R$4,000,000,000.00 (four billion reais), due to the firm guarantee, and under the terms of the Distribution Agreement. (bb) Primary Distribution Deposit: The Debentures will be deposited for public distribution in the primary market through the MDA – Asset Distribution Module ("MDA"), managed and operated by B3, and the distribution will be financially settled through B3. (cc) Deposit for Secondary Trading and Electronic Custody: The Debentures will be deposited for trading in the secondary market through CETIP 21 - Securities ("CETIP21"), managed and operated by B3, with the negotiations settled financially and the Debentures electronically custodied in B3. (dd) Trading: Debentures may only be traded on regulated securities markets between qualified investors after 90 (ninety) days of each subscription or acquisition by a Professional Investor, as set forth in Articles 13 and 15 of CVM Instruction No. 476, except in the case of the lot subject to a firm guarantee of placement by the Lead Manager, observing, in the subsequent negotiation, the limits and conditions set forth in Articles 2 and 3 of CVM Instruction No. 476 and, in all cases, observing compliance, by the Company, of article 17 of CVM Instruction No. 476, and the negotiation of the Debentures must always comply with the applicable legal and regulatory provisions. (ee) Other characteristics: The other characteristics of the Debentures, the Issuance and the Offering will be described in the Issuance Indenture, in the Distribution Agreement and in other documents relevant to the Offer and the Issuance. Closing and drafting of minutes: It is recorded that the material relevant to the items deliberated at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to be discussed, the Chairman of the Board decided to draft this certificate, which, after being read and approved, is signed by the Chairman of the Board and by myself, BRUNO KLAPPER LOPES, Secretary of Governance, who drafted it. The other deliberations that took place at this meeting were omitted in this certificate, since they related to interests merely internal to the Company, legitimate precaution, under the duty of confidentiality of the Board, according to the "caput" of article 155 of Law 6,404/76, and, therefore, outside the scope of the regulation contained in § 1 of article 142 of the aforementioned Law. Chairman of the Board: JOSÉ GUIMARÃES MONFORTE. Directors: WILSON FERREIRA JR, EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA, WALTER BAÈRE DE ARAÚJO FILHO, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU.

Rio de Janeiro, April 25, 2019.

JOSÉ GUIMARÃES MONFORTE Chairman of the Board	BRUNO KLAPPER LOPES Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.